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                              UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                              SCHEDULE 13D


                 Under the Securities Exchange Act of 1934
                            (Amendment No. 2)*
                                          ---
                   TREATS INTERNATIONAL ENTERPRISES, INC.
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                             (Name of Issuer)
                               COMMON STOCK
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                       (Title of Class of Securities)

                                 89464M 20 2
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                               (CUSIP Number)

Barrie G. Laver, Vice President, Royal Bank Capital Corporation, 200 Bay
Street, 13th Floor, Royal Bank Plaza, Toronto, Ontario M5J 2J5 (416-974-4497)
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

                              September 30, 1995
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              (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                    SCHEDULE 13D

CUSIP No. 89464M 20 2                                         Page 2 of 5 Pages

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(1)   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

         Royal Bank of Canada and its wholly-owned subsidiary,
         Royal Bank Capital Corporation
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(2)   Check the Appropriate Box if a Member of a Group*        (a)/ /
                                                               (b)/ /

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(3)   SEC Use Only

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(4)   Source of Funds*
         WC PF
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(5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                                   / /

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(6)   Citizenship or Place of Organization
         Canada
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                     (7)   Sole Voting Power
Number of Shares             17,123,791
 Beneficially        ----------------------------------------------------------
 Owned by            (8)   Shared Voting Power
 Each                        0
 Reporting           ----------------------------------------------------------
 Person              (9)   Sole Dispositive Power
 With                        17,123,791
                     ----------------------------------------------------------
                     (10)  Shared Dispositive Power
                             0
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(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
        17,123,791
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(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*/ /

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(13)  Percent of Class Represented by Amount in Row (11)
        55.2%
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(14)  Type of Reporting Person*
        BK (Royal Bank of Canada)   CO (Royal Bank Capital Corporation)
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                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
  (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



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                          SCHEDULE 13D

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  CUSIP No. 89464M 20 2                            Page 3 of 5 Pages
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This Amendment No. 2 amends the original Schedule 13D previously filed by
Royal Bank of Canada and Royal Bank Capital Corporation, as Reporting Person, on June 19, 1995, as amended by Amendment No. 1 thereto filed on September 28, 1995, relating to Common Stock of Treats International Enterprises, Inc.

Terms used in this Amendment that are defined in the original Schedule 13D or Amendment No. 1 thereto, and not otherwise defined herein shall have the meanings assigned to such terms in the original Schedule 13D or Amendment No. 1 thereto.

Footnote references are to the Footnotes in the original Schedule 13D.

All share amounts have been adjusted to reflect a 1-for-3 reverse stock split of the Common Shares of Issuer effective as of June 21, 1993.

Unless otherwise indicated, all dollar ($) amounts are in United States Dollars (C$ signifies Canadian Dollars).


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    (a) As of September 30, 1995, the cumulative 5.5% dividend on the Series A Preferred Shares of Issuer were five quarters into arrears. The terms of the Series A Preferred Shares provide that in the event that the dividends fall five quarters into arrears, then the conversion price will be adjusted so that the Series A Preferred Shares will be convertible into common equity of the Issuer at a price equal to the lower of the weighted average trading price for the Issuer for the previous 30 trading days and $0.30 per share. As the weighted average trading price for the previous 30 trading days will continuously change, the Reporting Persons' beneficial ownership position is calculated based upon a conversion price of $0.30 per share. After taking this into account, the aggregate number of Common Shares of Issuer beneficially owned by Reporting Persons is 17,123,791 Common Shares, which includes (i) an estimated 9,016,375 shares which RBC has the right to acquire upon conversion of 5,409,825 Series A Preferred Shares of Issuer assuming a conversion price of $0.30 per shares, and (ii) an estimated 899,656 Common Shares that RBC has the right to acquire if it should elect to have accrued dividends of $185,965 on 5,409,825 Series A Preferred Shares for the period from July 1, 1994 through September 30, 1995 paid in Common Shares.

        The Common Shares beneficially owned by Reporting Persons represent approximately 55.2% of the outstanding Common Shares of Issuer
        (based upon the number of Common Shares shown to be outstanding as of June 30, 1995 in Issuer's Form 10-K for the Year Ended June 30, 1995, adjusted for the issuance of the September 1994 Shares.).

    (b) Reporting Persons have sole power to vote or to direct the vote and sole power to dispose or direct the disposition of all of the Common Shares beneficially owned by the Reporting Person as described in (a) above.(1) (2)


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                          SCHEDULE 13D

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  CUSIP No. 89464M 20 2                            Page 4 of 5 Pages
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    (c) Except for the issuance of the September 1994 Shares, there have been no transactions in Common Shares by either Reporting Person since February 1, 1995.

    (d) Except for the directors of Issuer (who, through their statutory power as directors, have the right to determine if and when dividends are declared and paid), no person (other than a Reporting Person) is known by Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by Reporting Persons as described in (a) above.(4)

    (e) Not applicable.


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                          SCHEDULE 13D

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  CUSIP No. 89464M 20 2                            Page 5 of 5 Pages
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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: October 30, 1995
      ___________________





                                       ROYAL BANK OF CANADA


                                       Janice Fukakusa
                                       ____________________________
                                       Name:
                                       Title: Senior Vice President



                                       ROYAL BANK CAPITAL CORPORATION


                                       Barrie Laver
                                       ____________________________
                                       Name:
                                       Title: Vice President